United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 31, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

MGE files application for customer fuel credit

On March 31, 2006, Madison Gas and Electric Company (MGE) filed a second application with the Public Service Commission of Wisconsin (PSCW) requesting a fuel credit for its electric customers as a result of a continued decrease in its actual electric fuel costs when compared to those fuel costs projected in its most recent rate order.

Under the PSCW "fuel rules" that became effective January 1, 2006, MGE can apply for a fuel surcharge if actual electric fuel costs exceed 102% of the electric fuel costs allowed in its latest rate order. Conversely, MGE may have to provide a fuel credit to its customers if actual electric fuel costs are less than 99.5% of the electric fuel costs allowed in that rate order. Based on the results for the month ended February 28, 2006, MGE estimates that actual electric fuel costs will be less than that lower end for 2006. In its application to the PSCW, MGE proposes a fuel credit of $0.00096 per kilowatt-hour in addition to its current interim fuel credit. MGE estimates that this credit, if approved, could result in an additional reduction to 2006 electric revenues of approximately $2.5 million.

The current interim fuel credit reflects lower actual electric fuel costs for the month ended January 31, 2006, and was approved by the PSCW on March 9, 2006. It has resulted in a $0.00069 per kilowatt-hour reduction to electric rates and a projected $1.8 million reduction to 2006 electric revenues. This credit is being provided to customers via reduced electric rates. The reduction in electric rates was effective on the date of that order and is expected to continue through December 31, 2006.

The March 31, 2006, application and any resulting fuel credit are subject to approval by the PSCW.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions, including the cost of fuel and purchased power and the demand for electricity. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and MGE caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed, or implied. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed under "Forward-Looking Statements" of MGE Energy's and MGE's Annual Report on Form 10-K for the year ended December 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor MGE undertake any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: April 4, 2006